

Mail Stop 3720

May 22, 2017

Yanjun Wang
Group General Counsel
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522

>   **Re: Sea Limited**
>   **Draft Registration Statement on Form F-1**
>   **Submitted April 24, 2017**
>   **CIK No. 0001703399**

Dear Ms. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Consider including disclosure that discusses the geopolitical issues between the PRC and Taiwan. Discuss whether these issues raise enforceability concerns with respect your VIE structure and your operations generally. Revise your Regulations disclosures and anywhere else you deem appropriate to discuss these issues.

Prospectus Summary, page 1

2.   Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own a substantial portion of its business operations (particularly in Taiwan and Vietnam), please make this clear in the in the beginning of and throughout the prospectus summary (including in your Corporate History and Structure section). It must be clear that the business you are describing is not completely the registrant's business, but is also the business of its subsidiaries and its variable interest entities.

Risk Factors, page 16

Risk Related to Our Corporate Structure, page 33

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations, page 33

3.   We note your risk factor disclosure on Taiwan prohibitions in companies not listed as permitted industries in the Positive Listings promulgated by Taiwan authorities. Please state where in the Positive Listings your Taiwan operations fall and which specific prohibition may apply to your business.

4.   To the extent any part of your operations fall within the "prior approval required for PRC Investors" category of the Taiwanese Positive Listings, name those operations and disclose the necessary approvals you have sought and obtained.

Corporate History and Structure, page 63

Contractual Arrangements among Our VIEs, Their Shareholders and Us, page 65

5.   We note your disclosure on corporate history beginning with the incorporation of Garena Interactive Holding Limited, your holding company, in the Cayman Islands, on May 8, 2009 and that you changed your name to Sea Limited on April 8, 2017. Please disclose the date of inception of the operating entities, what ownership structure of the operating entities preceded that of the current holding by Sea Limited, shareholder changes to the operating entities, and the reason for your name change.

6.   We note that you state that your Taiwan counsel has advised you that you are not a PRC investor. Expand your disclosure to discuss on what basis your Taiwan counsel reached this conclusion. We note, for example, at a minimum, Tencent, a PRC entity, owns 40% of you.

7.   For context, provide more information on your history with your affiliated entities. For example, describe how and why you determined to enter into contractual arrangements with these entities and any relationship their shareholders had with you prior to those contractual arrangements.

Financial Support Confirmation Letters, page 68

8.   We note that you will provide financial support to your affiliated entities "to the extent permitted by law." Please disclose here and throughout your filing any laws or regulations that would limit your ability to provide financial support to your affiliated entities. In addition, if known, provide the current dollar limitations on your ability to loan or otherwise provide financial support to your affiliated entities.

Regulations, page 159

Taiwan, page 164

9.   Expand your disclosure to explain in more detail why you believe that the risk is low that you would ultimately be ordered to divest in your Taiwan VIEs.

Management, page 179

10.   Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Sea Limited) and at affiliated entities.

Principal Shareholders, page 188

11.   We note your risk factor and your Regulations disclosures regarding Twain's restrictions on foreign investment. Please provide us with more information on your principal shareholders, including whether they are included in your calculation of PRC holders. Tell us how you considered this factor in assessing the risks that Taiwan would deem you a PRC investor. Consider including a risk factor on this topic and expanding your Regulations disclosures, or where you deem appropriate, to discuss your evaluation of this topic.

Consolidated Balance Sheets

Inventories, net, page F-3

12.   You disclose that your revenue sources are primarily digital goods and that Shopee does not hold inventory. Please expand your disclosure to describe the nature of the items found in the 'Inventories, net' caption on your consolidated balance sheet.

Summary of Significant Accounting Policies

Revenue recognition

Digital entertainment revenue, page F-29

13.   Tell us whether paying users are permitted to trade and transfer virtual goods or in-game currency between one another. If so, please disclose in your accounting policy how you consider the effect of this feature in evaluating usage patterns for virtual currency and goods.

14.   We note your disclosure at page 138, "Our Games", that 4 out of your 5 largest revenue generating games were launched prior to 2015. Please revise the disclosure of your revenue recognition policy in the critical accounting policies section at page 90 to address the average period of time after a new game's launch until you are able to obtain sufficient data to support transitioning from the game-based model to the more data intensive user-based and item-based revenue recognition models. Also, address whether the transition between the model you use at game launch and the model you transition to when you have more fully developed in-game user data results in significant increases in revenue in the period you change and subsequent periods.

15.   Please separately disclose in MD&A the amounts of revenue attributable to durable and consumable virtual goods for each period presented, if it is available, or tell us why this information is not useful to investors.

     You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Benjamin Su, Esq.
       Kirkland & Ellis International LLP